Exhibit 1

Annexure A

MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt. of India Enterprise)
Regd. Office: Jeevan Bharti Building, Tower-1, 12th Floor, 124, Connaught Circus, New Delhi-110001

UNAUDITED FINANCIAL RESULTS FOR THREE MONTHS ENDED 31.3.2009

(Rs. in Million)

S. No.	Particulars	3 Months ended 31/03/2009	Corresponding 3 Months ended 31/03/2008 in the previous year	Year to date figures for Current preiod ended 31/03/2009	Audited Year Ended 31/03/2008

1	2	3	4	5	6

1	(a) Net Income from Operations	10,561.86	11,360.99	44,878.23	47,225.17
	(b) Other Operating Income	290.00	368.46	887.02	1,599.98

	Total Income	10,851.86	11,729.45	45,765.24	48,825.15

2	Expenditure
	a. Staff Cost	6,507.85	3,023.84	21,524.49	16,434.71
	b. Revenue Sharing	2,053.41	2,043.03	7,927.32	8,042.41
	c. Licence Fee & Spectrum Charges	976.56	1,245.82	4,456.76	4,569.81
	d. Admn./Operative Expenditure	2,074.25	3,315.26	8,761.66	10,867.49
	e. Depreciation	1,884.35	1,907.56	7,236.65	7,040.60
	f. Other Expenditure	–	–	–	–

	Total Expenditure	13,496.42	11,535.51	49,906.87	46,955.02

3	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	(2,644.56)	193.94	(4,141.63)	1,870.13
4	Other Income	2,019.83	2,758.86	7,276.78	4,474.18
5	Profit before Interest & Exceptional Items (3-4)	(624.73)	2,952.80	3,135.15	6,344.31
6	Interest	19.79	5.00	30.22	27.82
7	Profit after Interest but before Exceptional Items (5-6)	(644.53)	2,947.80	3,104.93	6,316.49
8	Exceptional Items	–	–	–	–
3	Profit (+)/Loss (-) from ordinary activities before tax	(644.53)	2,947.80	3,104.93	6,316.49
4	Tax expense
	a. Provision for Taxation	792.39	1,955.54	2,368.52	3,587.94
	b. Provision for Deferred Tax	(603.42)	(745.13)	(1,420.01)	(1,339.63)
5	Net Profit (+)/Loss (-) from ordinary activities after tax	(833.50)	1,737.39	2,156.42	4,068.18
6	Extraordinary Items/Period period Adj. (net of tax Expenses)	4.68	–	8.14	(1,800.73)
7	Net Profit (+)/Loss (-) for the period	(838.18)	1,737.39	2.148.28	5,868.91

14	Paid up equity share capital (Face value of Rs. 10/- each.)	6,300.00	6,300.00	6,300.00	6,300.00
15	Reserves Excluding Revaluation Reserve as per balance sheet of previous accounting year	–	–	–	113,650.65
16	Earning Per Share (EPS)
	(a) Basic and Diluted EPS before Extraodinary items for the period	(1.33)	2.76	3.41	9.32
	(b) Basic and Diluted EPS after Extraodinary Items	(1.33)	2.76	3.41	9.32
17	Public Shareholding
	a) Number of shares	275,627,260	275,627,260	275,627,260	275,627,260
	b) Percentage of shareholding	43.75%	43.75%	43.75%	43.75%

Notes:

1	The unaudited financial results have been reviewed by the Audit Committee and recommended to the Board and taken on record at the meeting of the Board of Directors of the Company held on 29.04.2009.

2

Staff cost during this quarter includes the impact of an amount Rs. 2187.20 Million on account of merger of 50% of DA with basic pay which has increased various allowances, House Rent Allownace being the major component of such increase.

3

Staff cost during this year has gone up by Rs. 4611.10 Million. This is mainly due to merger of DA with basic pay which was implemented w.e.f 1.1.2007. This has resulted in increase in various allowances, House Rent Allowance being the major component of such increase.

4	Previous period/year figures have been regrouped/ rearranged wherever necessary.

5	The status of investor complaints received and disposed off during this quarter ended on 31.03.2009 is as under:

Complaints pending at the beginning of the quarter	–
Complaints received during this quarter	11
Complaints disposed off during this quarter	11
Complaints lying unresolved at the end of the quarter	–

For and behalf of the Board

Place: New Delhi	R. S. P. Sinha
Date : 29.04.2009	Chairman & Managing Director

UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS ENDED ON 31/03/2009

(Rs. in Million)

S. NO	Particulars	3 Months ended 31/03/2009	Corresponding 3 Months ended 31/03/2008 in the previous year	Year to date figures for Current preiod ended 31/03//2009	Previous accounting year ended 31/3/2008

		UNAUDITED	REVIEWED	UNAUDITED	AUDITED

1	2	3	4	5	6

1.	Segment Revenue
	a. Basic Services	8,790.48	9,539.98	36,882.68	39,959.21
	b. Cellular	2,075.87	2,222.15	8,458.13	8,821.91
	c. Unallocated	–	–	–	–

	Total	10,866.35	11,762.12	45,340.81	48,781.12

	Less: Inter Segment Revenue	304.50	401.13	462.58	1,555.93

	Net Income From Operations	10,561.86	11,360.99	44,878.23	47,225.19

2.	Segment Results (Profit (+)/ Loss (-) before tax and interest from each segment)
	a. Basic Services	(1,447.30)	1,183.37	(1,087.68)	2,581.86
	b. Cellular	370.50	688.77	1,865.32	2,327.10
	c. Unallocated	452.07	1,080.67	2,357.51	1,435.35

	Total	(624.73)	2,952.80	3,135.15	6,344.31

	Less: (i) Interest	19.79	5.00	30.22	27.82

	Total Profit before tax	(644.52)	2,947.81	3,104.93	6,316.49

3.	Capital Employed
	(Segment Assets - Segment Liabilities)
	a. Basic Services	37,335.20	39,979.83	37,335.20	41,716.47
	b. Cellular	6,658.69	5,688.35	6,658.69	5,832.09
	c. Unallocated	79,403.68	67,821.24	79,403.68	70,810.39

	Total	123,397.58	113,489.43	123,397.58	118,358.95